

November 27, 2006

Edward J. Puisis
Chief Financial Officer
Dayton Superior Corporation
7777 Washington Village Drive, Suite 130
Dayton, OH 45459

> **Re:** **Dayton Superior Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed November 14, 2006**
> **File No. 333-137785**

Dear Mr. Puisis:

We have reviewed your filing and have the following comments.

<u>General</u>

1. We have read your response to prior comment 6. However, you refer to "independent valuation experts" in Note (3) on page F-11. Please expand your disclosure to identify this party and provide their consent in accordance with Rule 463(a) of Regulation C or delete this reference.

<u>Our Company, page 1</u>

2. We note your response to prior comment 14. Please highlight the information in the supplemental materials that form the basis for your assertion that you are <u>the leading</u> North American provider of specialized products consumed in non-residential, concrete construction, and that you are <u>the largest</u> concrete forming and shoring rental company serving the domestic, non-residential construction market. If you do not have appropriate independent support for a statement, please revise the language to make clear that this is your belief based on your experience in the industry, if true. This comment is also applicable to any unsupported claims in the Business section of the filing.

<u>Risk Factors, page 8</u>

<u>Our substantial level of indebtedness . . . , page 8</u>

3. We note your response to prior comment 22. Please disclose whether the maximum amount of additional debt you can incur under your debt instruments

will increase as a result of your proposed amendment to the 13% Senior
Subordinated Notes indenture.

Pro Forma Financial Information, page 24

4. We may have further comments upon the completion of your pro forma financial
    information.

5. We have read your response to prior comment 7. Regarding the third bullet, you
    indicate that the $700,000 of compensation expense is not recognized at the
    effective date of the IPO because the award that gives rise to the expense will be
    converted to a service award that vests over time in accordance with SFAS 123R.
    Given that you are required to present your pro forma statement of operations as if
    the transactions occurred at the beginning of the fiscal year presented, tell us why
    for pro forma purposes, you have not recorded one-fourth of the compensation
    expense for the year ended December 31, 2005 and three-fourths of this annual
    compensation for the nine months ended September 30, 2006. Refer to Rule 11-
    02 of Regulation S-X.

Management's Discussion and Analysis of Financial Condition and Results of Operation,
page 29

Results of Operations, page 30

6. We have read your response to prior comment 29. You have noted that quarterly
    2006 gross profit percentages have increased from their respective prior periods.
    However, we note your disclosure on page 3 of Appendix D where you indicate
    that you had experienced similar periods of promising growth, only to have a
    subsequent quarter fail to meet expectations. Therefore, please revise your
    document to discuss gross profit as a percentage of revenues and address this
    negative trend as originally commented in our letter dated October 30, 2006.

Liquidity and Capital Resources, page 35

7. We note your response to prior comment 30. However, we note, for example, that
    the indenture for the 10 3/4% Senior Second Secured Notes due 2008 contains a
    financial covenant that the company may not incur additional indebtedness if the
    consolidated fixed charge coverage ratio is greater than 2.25 to 1.0. Therefore,
    please disclose whether you are in compliance with the financial ratios in your
    debt instruments.

8. We note that you believe that cash flow from operations and available borrowings
    under the revolving credit facility will be adequate to meet liquidity requirements
    for the next 12 months; however, you are also seeking consents to incur additional
    debt. Please disclose whether you plan to incur additional debt under the 13%

Senior Subordinated Notes indenture and state how you plan to use these funds. Also clarify why you are seeking to amend the indenture given that you are using a portion of the proceeds of the offering to repay this debt.

9. Please tell us why the Safway Notes interest payment due on September 30, 2006 was late.

Legal Matters, page 81

10. We reissue prior comment 40. Since you expect to price the shares at a range of $13 to $15, it appears the company can estimate the fair market value of the shares held by counsel. Please disclose the fair market value of the securities owned, received and to be received, or subject to options, warrants or rights received or to be received by counsel if it exceeds $50,000. See Instruction to Item 509 of Regulation S-K.

Consolidated Financial Statements for the year ended December 31, 2005

Note (3) Summary of Significant Accounting Policies – Goodwill and Intangibles, page F-10

11. We have read your response to prior comment 41. Please expand your goodwill critical accounting policy to fully discuss how you determined the fair value of your business segments as of December 31, 2004 and December 31, 2005. The information you present should clearly indicate the method you used to determine these fair values and why you do not believe a discounted cash flow analysis is reliable under the circumstances. You indicate that your valuation involves numerous complex, qualitative considerations and judgments with respect to your relative investment characteristics, among other factors. Ensure that your disclosures fully address these qualitative considerations and judgments.

Note (5) Common Shares Subject to Put Option, page F-16

12. We have read your response to prior comment 46 and have the following additional comments.

• With reference to EITF D-98, tell us why you have differentiated between those common shares that are currently redeemable and those that are not. Based on the terms of your Management Stockholders' Agreement and the guidance in EITF D-98, it is unclear to us why you are not required to reflect all your common stock subject to the agreement as temporary equity pursuant to ASR 268. Please advise and revise your disclosures as appropriate.

• Expand your disclosure to clarify how the appraised fair market value is defined in the agreement. If the appraised fair market value as defined in the agreement is different than SFAS 123R's definition of fair value, revise your financial statements and disclosures throughout the filing to clarify. Based on the information currently provided in Appendix D, we assume the appraised fair value is not materially different than fair value as determined by SFAS 123R.

- You indicate that the most recent annual appraisal resulted in a negative value for the Company's stockholders' equity as the Company had been unable to consistently sustain positive cash flow from non-financing activities. It is unclear to us why, given your subsequent disclosure that in the two most recent fiscal years VRC only utilized a market multiple method of valuation, you have referred to your cash flows to explain how you determined the negative value of your equity. Please clarify.

- Specifically address and disclose the material assumptions used to arrive at the appraised fair market value as of December 31, 2004, December 31, 2005, June 30, 2006 and September 30, 2006. Tell us and disclose how "adjusted EBITDA" is defined; provide us the calculation of such amount for December 31, 2004, December 30, 2005, June 30, 2006 and September 30, 2006; and tell us and disclose the multiples that were utilized as of each period. Disclose the underlying reasons for any changes in these multiples.

- Notwithstanding the above bullet which requests a discussion of the material assumptions used to arrive at the appraised fair value of your common stock, it also appears necessary to provide the clarifying information provided in Appendix D so that a reader may fully understand the changes fair value of your common stock during the periods presented.

- Tell us whether you provided any third parties with information regarding the fair value of your common stock or your company during 2004, 2005 or the nine months ended September 30, 2006. If so, provide us with such information.

- If there is a difference in the fair value of the common shares as of September 30, 2006 and your estimated IPO price, please ensure you specifically address each significant factor contributing to this difference.

- Clarify whether the redemption amount will become the trading price of your stock upon effectiveness of this registration statement.

13. We note that you have disclosed in Note (5) on page F-17 that as of December 31, 2005 you have redemption values per share of $6.71, $10.19 and $1.50. Provide us with specific assumptions underlying each value.

14. We note your response to prior comment 48. Please provide this clarifying information in the notes to your financial statements.

Condensed Consolidated Financial Statements for the nine months ended September 30, 2006

Note (4) Stock-Based Compensation Plans, page F-37

15. We have read your response to comment 57. See our comment above as it relates to prior comment 46. Specifically we do not understand the reasonableness of the increase in your appraised fair value for your common stock from $1.50 per share as of June 30, 2006 to $24.50 per share as of September 30, 2006.

Form 10-K for the year ended December 31, 2005

Note (3) Summary of Significant Accounting Policies – Goodwill and Intangibles

16. We have read your responses to comments 59 and 60.   Please provide us with a more comprehensive response to these prior comments. Please address the concerns we have highlighted in the three bullets of prior comment 59. Specifically address what consideration you gave to the guidance set forth in paragraph 26 of SFAS 142 that goodwill of a reporting unit should be tested for impairment between annual tests in certain circumstances.

17. Provide us with a detailed discussion of the underlying assumptions you used to determine that the excess fair value over the carrying value of your reporting units was $65 million as of October 1, 2004.   Based on your $64 million charge to reduce the carrying value of goodwill to its implied fair value, we note that within a year the fair value of your reporting units decreased by almost $130 million. Please specifically address the facts and circumstances that led to a $130 million decrease in fair value and why such facts and circumstance that occurred during the first three quarters of fiscal year 2005 did not lead you to conclude that your goodwill should have been tested for impairment prior to your annual assessment.

Exhibit 5.1 – Legal Opinion

18. Where counsel refers to the Delaware General Corporation Law, counsel should confirm supplementally that it does not intend to exclude the applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws. Counsel should file this correspondence on EDGAR, as it will be a part of the Commission's official file regarding this registration statement. Please see Section VIII.A.14 of our November 14, 2000 Current Issues Outline if you need more information.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover

Edward J. Puisis
Dayton Superior Corporation
November 27, 2006
Page 6

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jenn Do at (202) 551-3743 or in her absence, Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, me at (202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Kirk A. Davenport II, Esq.
        Latham & Watkins LLP
        885 Third Avenue, Suite 1000
        New York, NY 10022-4834